

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2018

Greg Bell
Chief Executive Officer
B2Digital, Incorporated
4522 West Village Drive
Suite 215
Tampa, FL 33624

> **Re: B2Digital, Incorporated**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 5, 2018**
> **File No. 024-10888**

Dear Mr. Bell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Form 1-A/A Filed October 5, 2018

Cover Page

1. We note your response to our prior comment 1 and reissue the comment in part. We note the offering price is $.01, but the table on the cover page still indicates that the price to the public is $.001. Please revise for consistency.

2. We note your response to our prior comments 2 and 3, and reissue the comments. We

note you indicate in your response letter that the securities will only be sold for cash and that the section relating to the securities being offered for other than cash has been deleted, but the section appears to remain. Please either delete the language on the cover page that indicates the securities may be sold for promissory notes, services, and/or other consideration, or revise to indicate how valuations of non-cash consideration will be made, update the "Use of Proceeds" section, and update the statements indicating how the offering will satisfy your cash requirements for the next twelve months.

Summary, page 2

3.   We note your response to our prior comment 4 and re-issue the comment in part. Please revise to include disclosure in the summary section that your officers and directors also hold Series A Preferred Stock, which are entitled to 240 votes per share. Please also revise to disclose here the officers and directors voting control.

The Offering, page 4

4.   Please revise the number of common shares issued and outstanding as of the most recent practicable date here, and throughout the filing. Similarly, revise to update the Selling Shareholder table, at page 19, and the Principal Stockholder Table, at page 43, to the most recent practicable date.

Use of Proceeds, page 14

5.   We note your response to our prior comment 7. Please clarify in your disclosure that you do not have a current agreement to acquire a Fight Group, and that the reference to an acquisition of a Fight Group in your Use of Proceeds discussion does not indicate a current plan to acquire a specific local fight group.

Dilution, page 16

6.   Please refer to the second paragraph, which indicates that the historical net tangible book value as of June 30, 2018 was $.001 based on 360,533,444 shares outstanding. Please reconcile this with the chart and footnote 1 that appears to indicate historical net tangible book value as $.0001 as of June 30, 2018.

Distribution, page 17

7.   We note your response to our prior comment 9, and reissue in part because the requested disclosure does not appear to have been added. Please explain here that the offering in being conducted on a "best-efforts" basis and that your officers are relying upon Rule 3a4-1 under the Securities Exchange Act of 1934, as you disclose on the cover page. Please also explain how the officers will comply with Rule 3a4-1. Please disclose how investors would know if they are purchasing shares directly from the company or from selling shareholders. Finally, please clarify whether you will involve underwriters given that footnote 4 to the table on the cover page references "estimated total offering expenses,

including underwriting discount and commissions" and your statement on page 17 that "The initial public offering price was determined by negotiation between us and the Underwriter."

Accountants' Compilation Report, page F-2

8.   We note your response to prior comment 12; however, the accountants' compilation report still remains in the filing. We therefore reissue our comment. Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountants' compilation report.

Exhibits

9.   Please file the consent of your independent registered public accounting firm with your next amendment. See Part III Item 17(11) of Form 1-A.

   You may contact Theresa Brillant at 202-551-3307 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Transportation and Leisure